Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2014 and 2013
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	2014	2013
	$	$
Revenue	2,541,255	2,644,710
Operating expenses
Costs of services, selling and administrative	2,195,385	2,341,314
Integration-related costs	—	22,615
Finance costs	24,500	28,438
Finance income	(920)	(1,080)
Foreign exchange loss	1,821	468
	2,220,786	2,391,755
Earnings before income taxes	320,469	252,955
Income tax expense	84,213	63,165
Net earnings	236,256	189,790
Earnings per share (Note 7c)
Basic earnings per share	0.76	0.62
Diluted earnings per share	0.74	0.60

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2014	2013
	$	$
Net earnings	236,256	189,790
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(7,420)	221,643
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(36,312)	(84,389)
Net unrealized gains on cash flow hedges	2,214	2,070
Net unrealized gains on investments available for sale	238	30
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains	5,623	2,573
Other comprehensive (loss) income	(35,657)	141,927
Comprehensive income	200,599	331,717

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2014	As at September 30, 2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	489,577	535,715
Current derivative financial instruments (Note 10)	12,028	9,397
Accounts receivable	1,103,663	1,036,068
Work in progress	777,001	807,989
Prepaid expenses and other current assets	151,159	174,137
Income taxes	9,047	8,524
Total current assets before funds held for clients	2,542,475	2,571,830
Funds held for clients	316,573	295,754
Total current assets	2,859,048	2,867,584
Property, plant and equipment	479,896	486,880
Contract costs	155,607	156,540
Intangible assets	596,207	630,074
Other long-term assets	74,157	74,158
Long-term financial assets	96,828	84,077
Deferred tax assets	305,116	323,416
Goodwill	6,604,992	6,611,323
	11,171,851	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,127,423	1,060,380
Current derivative financial instruments (Note 10)	5,096	4,588
Accrued compensation	513,934	583,979
Deferred revenue	443,578	457,056
Income taxes	187,112	156,283
Provisions (Note 4)	118,918	143,309
Current portion of long-term debt (Note 5)	91,439	80,367
Total current liabilities before clients’ funds obligations	2,487,500	2,485,962
Clients’ funds obligations	312,786	292,257
Total current liabilities	2,800,286	2,778,219
Long-term provisions (Note 4)	64,442	70,586
Long-term debt (Note 5)	2,357,676	2,599,336
Other long-term liabilities	294,104	308,387
Long-term derivative financial instruments (Note 10)	93,815	149,074
Deferred tax liabilities	165,616	155,972
Retirement benefits obligations	178,846	183,753
	5,954,785	6,245,327

Equity
Retained earnings	2,592,264	2,356,008
Accumulated other comprehensive income (Note 6)	192,967	228,624
Capital stock (Note 7a)	2,265,596	2,246,197
Contributed surplus	166,239	157,896
	5,217,066	4,988,725
	11,171,851	11,234,052

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	236,256	—	—	—	236,256
Other comprehensive loss	—	(35,657)	—	—	(35,657)
Comprehensive income	236,256	(35,657)	—	—	200,599
Share-based payment costs	—	—	—	10,915	10,915
Income tax impact associated with stock options	—	—	—	5,492	5,492
Exercise of stock options (Note 7a)	—	—	28,052	(5,618)	22,434
Exercise of performance share units (“PSU”) (Note 7a)	—	—	2,446	(2,446)	—
Purchase of Class A subordinate shares held in trust (Note 7a)	—	—	(11,099)	—	(11,099)
Balance as at December 31, 2014	2,592,264	192,967	2,265,596	166,239	5,217,066

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	189,790	—	—	—	189,790
Other comprehensive income	—	141,927	—	—	141,927
Comprehensive income	189,790	141,927	—	—	331,717
Share-based payment costs	—	—	—	10,012	10,012
Income tax impact associated with stock options	—	—	—	2,130	2,130
Exercise of stock options	—	—	26,532	(5,535)	20,997
Repurchase of Class A subordinate shares	(46,675)	—	(53,325)	—	(100,000)
Purchase of Class A subordinate shares held in trust	—	—	(23,016)	—	(23,016)
Resale of Class A Subordinate shares held in trust	—	—	908	482	1,390
Balance as at December 31, 2013	1,695,071	263,782	2,191,593	148,481	4,298,927

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2014	2013
	$	$
Operating activities
Net earnings	236,256	189,790
Adjustments for:
Amortization and depreciation	105,891	110,464
Deferred income taxes	17,232	(527)
Foreign exchange (gain) loss	(1,437)	1,103
Share-based payment costs	10,915	10,012
Net change in non-cash working capital items (Note 8)	(29,652)	(244,538)
Cash provided by operating activities	339,205	66,304

Investing activities
Net change in short-term investments	—	(295)
Proceeds from sale of property, plant and equipment	15,255	—
Purchase of property, plant and equipment	(45,819)	(50,327)
Additions to contract costs	(14,677)	(12,764)
Additions to intangible assets	(15,657)	(15,378)
Purchase of long-term investments	(4,249)	(8,307)
Proceeds from sale of long-term investments	955	—
Payments received from long-term receivable	1,126	1,842
Cash used in investing activities	(63,066)	(85,229)

Financing activities
Net change in unsecured committed revolving credit facility	—	214,274
Increase of long-term debt	26,919	27,731
Repayment of long-term debt (Note 5)	(317,835)	(15,848)
Settlement of derivative financial instruments (Note 10)	(42,972)	—
Purchase of Class A subordinate shares held in trust (Note 7a)	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	1,390
Repurchase of Class A subordinate shares (Note 7a)	—	(100,000)
Issuance of Class A subordinate shares	21,528	20,102
Cash (used in) provided by financing activities	(323,459)	124,633
Effect of foreign exchange rate changes on cash and cash equivalents	1,182	(5,763)
Net (decrease) increase in cash and cash equivalents	(46,138)	99,945
Cash and cash equivalents, beginning of period	535,715	106,199
Cash and cash equivalents, end of period (Note 3)	489,577	206,144

Supplementary cash flow information (Note 8).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2014. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2014.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2014 and 2013 were authorized for issue by the Board of Directors on January 28, 2015.
3.Cash and cash equivalents

	As at December 31, 2014	As at September 30, 2014
	$	$
Cash	359,577	265,715
Cash equivalents	130,000	270,000
	489,577	535,715
4.Provisions
The Company's provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also recognizes restructuring provisions related to business acquisitions.
During the three months ended December 31, 2014, the Company paid $21,186,000 ($53,325,000 during the three months ended December 31, 2013) related to the restructuring and transformation of Logica's operations to the CGI operating model.
The provision as at December 31, 2014 related to the integration program was $82,990,000 ($105,617,000 as at September 30, 2014).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Long-term debt
During the three months ended December 31, 2014, the Company repaid in advance, without penalty, a portion of the 2016, $1,005,332,000 maturing tranche of  unsecured committed term loan credit facility. The partial repayment amounted to $298,152,000.
6.Accumulated other comprehensive income

	As at December 31, 2014	As at September 30, 2014
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $37,698 as at December 31, 2014 ($31,986 as at September 30, 2014)	504,269	511,689
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $42,512 as at December 31, 2014 ($37,024 as at September 30, 2014)	(274,895)	(238,583)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $7,051 as at December 31, 2014 ($2,162 as at September 30, 2014)	16,734	14,520
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $1,019 as at December 31, 2014 ($942 as at September 30, 2014)	2,814	2,576
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses, net of accumulated income tax recovery of $18,819 as at December 31, 2014 ($18,728 as at September 30, 2014)	(55,955)	(61,578)
	192,967	228,624
For the three months ended December 31, 2014, $928,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $480,000 were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	1,343,898	28,052	—	—	1,343,898	28,052
Purchased and held in trust[2]	—	(11,099)	—	—	—	(11,099)
PSUs exercised[3]	—	2,446	—	—	—	2,446
As at December 31, 2014	280,655,462	2,219,177	33,272,767	46,419	313,928,229	2,265,596
On January 29, 2014, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,798,645 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2014, until no later than February 10, 2015, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. On January 28, 2015, the Company’s Board of Directors authorized the renewal of the NCIB for the purchase of up to 19,052,207 Class A subordinate shares over the next twelve months, subject to regulatory approval.
During the three months ended December 31, 2014, the Company did not repurchase any Class A subordinate shares. During the three months ended December 31, 2013, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for cash consideration of $100,000,000. The excess of purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its previous NCIB.

[1]
The carrying value of Class A subordinate shares includes $5,618,000 ($5,535,000 as at December 31 2013), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for $11,099,000 during the three months ended December 31, 2014 (619,888 Class A subordinate shares for $23,016,000 during the three months ended December 31, 2013).

During the three months ended December 31, 2014, the trustee did not sell any Class A subordinate shares that were held in trust. During the three months ended December 31, 2013, the trustee sold 35,576 Class subordinate shares that were held in trust on the open market. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

[3]
During the three months ended December 31, 2014, 89,401 PSUs (nil during the three months ended December 31, 2013) were exercised with a recorded average fair value of $2,446,000 that was removed from contributed surplus. As at December 31, 2014, 1,947,283 Class A subordinate shares were held in trust under the PSU plan ($1,771,007 as at December 31, 2013) (Note 7b).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2014	19,728,106
Granted	3,249,320
Exercised	(1,343,898)
Forfeited	(2,373,222)
Outstanding as at December 31, 2014	19,260,306
The fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2014	2013
Grant date fair value ($)	8.59	7.92
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.70	23.77
Risk-free interest rate (%)	1.34	1.56
Expected life (years)	4.00	4.00
Exercise price ($)	39.54	37.01
Share price ($)	39.54	37.01

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(89,401)
Forfeited	(241,465)
Outstanding as at December 31, 2014	1,947,283
1 The PSUs granted in the period had a grant date fair value of $37.84 per unit.
C) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	236,256	311,130,412	0.76	189,790	308,482,085	0.62
Net effect of dilutive stock options and PSUs[2]		8,949,257			10,197,208
	236,256	320,079,669	0.74	189,790	318,679,293	0.60

[1]
During the three months ended December 31, 2014, there was no repurchase of Class A subordinate shares and 1,947,283 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (2,490,660 and 1,771,007, respectively, during the three months ended December 31, 2013).

[2]
The calculation of the diluted earnings per share excluded 6,185,267 stock options for the three months ended December 31, 2014 (4,841,382 for the three months ended December 31, 2013), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three months ended December 31:

	2014	2013
	$	$
Accounts receivable	(70,012)	(217,288)
Work in progress	36,237	(56,540)
Prepaid expenses and other assets	25,298	(2,190)
Long-term financial assets	(2,041)	(1,759)
Accounts payable and accrued liabilities	72,632	39,109
Accrued compensation	(66,541)	(35,758)
Deferred revenue	(12,533)	51,590
Provisions	(28,382)	(62,550)
Other long-term liabilities	(14,463)	6,804
Retirement benefits obligations	(1,245)	(1,350)
Derivative financial instruments	(29)	1,217
Income taxes	31,427	34,177
	(29,652)	(244,538)
b)Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2014	2013
	$	$
Interest paid	21,274	35,359
Interest received	817	371
Income taxes paid	37,026	24,117

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information
The following presents information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); Asia Pacific (including Australia, India and Philippines).

			For the three months ended December 31, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	654,584	503,339	382,149	325,305	310,698	256,503	108,677	2,541,255
Earnings before finance costs, finance income and income tax expense[1]	95,127	46,554	80,740	40,877	35,173	25,406	20,172	344,049
Finance costs								(24,500)
Finance income								920
Earnings before income taxes								320,469

[1]
Total amortization and depreciation of $105,594,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $28,302,000, $19,660,000, $18,026,000, $8,047,000, $18,574,000, $7,481,000 and $5,504,000, respectively, for the three months ended December 31, 2014.

			For the three months ended December 31, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	685,592	548,792	420,945	331,475	287,236	269,438	101,232	2,644,710
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	67,339	49,146	90,114	35,717	21,112	28,177	11,323	302,928
Integration-related costs								(22,615)
Finance costs								(28,438)
Finance income								1,080
Earnings before income taxes								252,955

[1]
Total amortization and depreciation of $110,169,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $27,845,000, $21,755,000, $22,265,000, $8,250,000, $16,602,000, $7,863,000 and $5,589,000, respectively, for the three months ended December 31, 2013.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2014. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available for sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available for sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows.

There were no changes in valuation techniques during the three months ended December 31, 2014 and for the year ended September 30, 2014.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2014		As at September 30, 2014
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,529,267	1,595,228	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	706,717	709,061	1,001,752	1,005,792
Other long-term debt	Level 2	34,348	33,117	22,036	20,276
		2,270,332	2,337,406	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2014	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	489,577	535,715
Deferred compensation plan assets	Level 1	34,070	31,151
		523,647	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	12,028	9,397
Long-term derivative financial instruments	Level 2	19,520	14,834
		31,548	24,231
Available for sale
Long-term bonds included in funds held for clients	Level 2	198,143	198,177
Long-term investments	Level 2	35,020	30,689
		233,163	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	5,096	4,588
Long-term derivative financial instruments	Level 2	93,815	149,074
		98,911	153,662
There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2014 and for the year ended September 30, 2014.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at December 31, 2014	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations
$659,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Long-term liabilities	86,697	136,203
Cash flow hedges on future revenue
U.S.$26,250 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$32,000 as at September 30, 2014)	Current liabilities Long-term liabilities	2,114 697	1,651 605

U.S.$65,261 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,216 2,113 1,875 937	1,226 1,586 1,963 1,153

$201,866 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	5,785 8,742 281 —	4,276 5,937 475 45

kr126,225 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr142,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	766 928 — —	1 — 16 32

€111,825 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets Long-term assets	4,261 7,737	3,894 7,311

€12,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities Long-term liabilities	826 301	483 183
Cash flow hedges on unsecured committed term loan credit facility
$484,400 interest rate swaps floating-to-fixed ($484,400 as at September 30, 2014)	Long-term liabilities	732	943
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2014)	Long-term liabilities	4,451	9,910
During the three months ended December 31, 2014, following debt repayments, the Company settled the related floating-to-floating cross-currency swaps with a notional amount of $309,400,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2014 and 2013    15